SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aura Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

05153U107
(CUSIP Number)

Joseph Downing
Matrix Capital Management Company LP
Bay Colony Corporate Center
1000 Winter Street, Suite 4500
Waltham, MA 02451

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05153U107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Matrix Capital Management Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,922,870 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,922,870 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,922,870 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.10%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 05153U107	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David E. Goel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,922,870 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,922,870 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,922,870 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.10%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 05153U107	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Matrix Fund acquired (i) 2,327,870 shares (the “Conversion Shares”) of Common Stock reported herein upon the automatic conversion of 31,891,823 shares of the Issuer's Series E Convertible Preferred Stock upon the completion of the Issuer's initial public offering (the “IPO”); (ii) 1,785,000 shares (the “IPO Shares”) of Common Stock in the IPO at a price of $14 per IPO Share; (iii) 1,250,000 shares (the “2022 Offering Shares”) of Common Stock at a price of $12 per Offering Share upon the completion of the Issuer’s public offering of shares of Common Stock pursuant to the Issuer's Prospectus (the “Prospectus”) filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the “SEC”) on December 1, 2022 (the “2022 Offering”); and (iv) 1,560,000 shares (the “2023 Offering Shares”) of Common Stock at a price of $9 per 2023 Offering Share upon the completion of the Issuer’s public offering of shares of Common Stock pursuant to the Issuer's Prospectus (the “2023 Prospectus”) filed pursuant to Rule 424(b)(5) with the SEC on November 7, 2023 (the “2023 Offering”). Funds for the purchase of the IPO Shares, the 2022 Offering Shares and the 2023 Offering Shares were derived from general working capital of the Matrix Fund. An aggregate total of $54,030,000 was paid to acquire the IPO Shares, the 2022 Offering Shares and the 2023 Offering Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D as of the date hereof are calculated based upon 49,086,606 shares of Common Stock outstanding, as reported in the 2023 Prospectus, after giving effect to the completion of the 2023 Offering, as described therein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 3, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

CUSIP No. 05153U107	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

In connection with the 2023 Offering, the Matrix Fund entered into a lock-up agreement with the underwriters of the 2023 Offering that restrict its ability to sell or transfer its shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of not less than 90 days after the date of the of the Underwriting Agreement entered into by the Issuer in connection with the 2023 Offering without the prior written consent of the representatives of the underwriters that participated in the 2023 Offering, subject to certain exceptions (the “2023 Offering Lock-Up Agreement”).
The foregoing description of the 2023 Offering Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2023 Offering Lock-Up Agreement which is attached hereto as Exhibit E and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit E	Form of the 2023 Offering Lock-Up Agreement.

CUSIP No. 05153U107	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023

MATRIX CAPITAL MANAGEMENT COMPANY LP

By:	/s/ David E. Goel
Name: David E. Goel
Title: Managing General Partner

/s/ David E. Goel
David E. Goel